SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE                                                                                 8 MAY, 2006

                                                            SkyePharma PLC

   SkyePharma and Kos Announce Exclusive Licence Agreement for Marketing and Distribution of Flutiform™ in the United States

LONDON,  ENGLAND,  8 May, 2006 -- SkyePharma PLC (LSE:  SKP;  Nasdaq:  SKYE) announces today that it has entered into an agreement with
Kos Pharmaceuticals,  Inc. (Nasdaq: KOSP) ("Kos") to jointly develop Flutiform™,  SkyePharma's novel combination product for asthma and chronic  obstructive  pulmonary disease ("COPD").  Kos will have exclusive rights to market Flutiform™ in the United States and a right of first  negotiation  in Canada.  SkyePharma  could receive up to $165 million in milestone  payments on achievement of all regulatory and revenue  targets (of which $25 million has been paid upfront)  together with  royalties  starting in mid-teens on sales by Kos. The
US represents the largest market  opportunity for Flutiform™.  SkyePharma  remains in negotiations  with potential  partners for Europe and other markets around the world.

SkyePharma's  Chief  Executive,  Frank Condella,  said: "We are delighted to announce this  partnership with Kos for our major pipeline product Flutiform™.  Kos has a tremendous track record of successful marketing with its cholesterol product,  Niaspan:  over the past 5 years,  sales of Niaspan  have  increased  at a compound  annual  growth rate of over 50%,  helping  Kos to become the fastest  growing pharmaceutical  company in the United States in 2005 (and the sixth  fastest  growing of all US  companies).  Kos is also active in the respiratory market with its recently acquired inhaled steroid product,  Azmacort®.  Kos currently has a sales force of 750 concentrated on the  cardiovascular and respiratory  markets which it plans to increase and we expect Kos to have more than 1000  representatives by the time that  Flutiform™  is launched.  We believe Kos brings a  therapeutically  focused  marketing  approach  that will optimise the commercial potential of Flutiform™ in the key US market."

Adrian Adams,  President and Chief  Executive  Officer of Kos, said:  "We are very pleased with  SkyePharma's  clinical  development of
Flutiform™ for the asthma  indication and are excited about this commercial  opportunity in a very large and expanding  market segment.
This strategic  partnership  should broaden our presence in the  respiratory  area, and provides a high potential  partner  product for
Azmacort®,  our inhaled corticosteroid  therapy. Our partnership with SkyePharma is another excellent example of Kos' expanded business model that includes measured and  therapeutically  aligned  investments to fortify our R&D pipeline through  corporate  development and scientific  in-licensing  activities.  In  addition,  it provides an  opportunity  to diversify  our product  portfolio by creating yet another  potentially  significant  revenue generating  opportunity  anticipated in 2009, further reinforcing our objective to launch at least two products a year through the end of the decade, beginning in 2007."

Flutiform™  consists  of a unique  fixed-dose  combination  of the  long-acting  bronchodilator  formoterol  with the  inhaled  steroid fluticasone  in a  proprietary  metered-dose  aerosol  inhaler  with a dose  counter.  The product is taken  twice a day.  SkyePharma's proprietary  formulation  technology,  designed to stabilise the active  components and thereby  ensure a reproducible  dose even after prolonged  storage,  provides  patent  protection  for  Flutiform™ to 2019.  Flutiform™ is currently in Phase III  development  for the indication of asthma in adults and  adolescents  and is expected to be submitted for approval by the FDA in the second half of 2007 and to reach the market in 2009. By then the US market for combination treatments for asthma and COPD is expected to exceed $5 billion.

Conference call later today
Senior  management  from Kos and  SkyePharma  will host a conference  call at 1330 BST / 0830 EDT today.  The  conference  call will be available  live via the  Internet by  accessing  the website of either  company at  www.kospharm.com  or  www.skyepharma.com  where the presentation  slides  will also be  available.  Please go to the  respective  website  at least  fifteen  minutes  prior to the call to register,  download and install any  necessary  audio  software.  Those who cannot access the webcast can  participate  by telephone by calling  +1-913-312-1295,  confirmation  code 6963745.  A replay will also be available on both websites or by calling  +1-719-457-0820 and entering confirmation code 6963745 from 1130 EDT today until 2359 EDT on Friday, May 12, 2006.

For further information please contact:

SkyePharma PLC                                                                                   +44 207 491 1777

Frank Condella, Chief Executive Officer                                       +1 201 843 9500 x 6820 (today only)
Peter Laing, Director of Corporate Communications                                                +44 207 491 5124
Sandra Haughton, US Investor Relations                                                            +1 212 753 5780

Kos Pharmaceuticals, Inc.                                                                         +1 609 495 0500

Adrian Adams, President and Chief Executive Officer                           +1 201 843 9500 x 6820 (today only)
John J. Howarth, VP, Investor Relations and Corporate Affairs                                     +1 609 495 0726
Nichol Harber, Senior Manager, Investor Relations & Corporate                                     +1 609 495 0527
Communications

Buchanan Communications                                                                          +44 207 466 5000

Tim Anderson / Mark Court / Rebecca Skye Dietrich

Notes for editors

About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now twelve approved products incorporating  SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

About Kos Pharmaceuticals
Kos Pharmaceuticals, Inc. is a fully integrated specialty pharmaceutical company engaged in developing, commercializing, manufacturing and marketing proprietary prescription products for the treatment of chronic diseases. The Company had revenues of $752 million in 2005 and currently has a market capitalisation in excess of $2 billion. The Company's principal product development strategy is to reformulate existing pharmaceutical products with large market potential to improve safety, efficacy, or patient compliance. The Company currently markets Niaspan® and Advicor® for the treatment of cholesterol disorders, Azmacort for the treatment of asthma, Cardizem® LA for the treatment of hypertension and angina, and Teveten® and Teveten® HCT for the treatment of hypertension. Kos is developing additional products, has proprietary drug delivery technologies in solid-dose and aerosol metered-dose inhalation administration and is pursuing certain strategic business development and licensing opportunities. For more information, visit www.kospharm.com.

About the treatment of asthma
Asthma is an  inflammatory  condition that makes the airways in the lung (bronchi)  abnormally  responsive to external  stimuli such as dust,  pollen or cold air,  resulting in  constriction  of the bronchi and  difficulty in breathing.  Patients with asthma are normally treated  with  two  types  of  therapy:  an  anti-inflammatory  drug  that  addresses  the  underlying  cause  of the  condition  and a bronchodilator  that opens the  airways,  relieving  the symptoms and allowing  patients to breathe  normally.  The older  short-acting bronchodilators  although  useful for  treating  acute  asthma  attacks  have now largely  been  displaced  on a chronic  basis and for prevention by long-acting  bronchodilators  that provide symptom relief for 12 hours (particularly  valuable  overnight).  Asthma drugs can be taken  orally but most are  inhaled,  with the active  drug  delivered  to the inner  surface of the lung by means of an inhaler device,  either a metered-dose  aerosol inhaler (MDI) or a breath-actuated  dry powder inhaler (DPI). The world market for asthma drugs is  expected  to exceed $20 billion by 2010,  with use in COPD,  another  inflammatory  lung  condition,  expected to add a further $10 billion. The US market accounts for approximately half of the global total.

The fastest-growing part of this market is combination treatments,  which combine a long-acting  bronchodilator with an inhaled steroid in a single delivery device.  Combinations are not only more convenient for patients than carrying two separate  inhalers but also have been shown to optimise the efficacy of the  individual  agents.  Sales of  GlaxoSmithKline's  combination  Advair  (Seretide in Europe)
already exceed $6 billion,  of which half is in the US, and AstraZeneca's  Symbicort (which is not yet on the US market) add another $1 billion. By 2010 the combination category is expected to account for over half of the asthma/COPD market by value.

About Flutiform™
SkyePharma's  product  Flutiform™  consists of a unique fixed-dose  combination of the long-acting  bronchodilator  formoterol with the inhaled steroid fluticasone in a proprietary  non-CFC  metered-dose  aerosol inhaler with a dose counter.  Formoterol provides 12 hours
of  bronchodilation  and  has  a  rapid  onset  of  action  (1-3  minutes).   By  contrast  salmeterol,   the  bronchodilator  used  in
GlaxoSmithKline's  Advair/Seretide,  also  provides 12 hours of  bronchodilation  but needs up to 30 minutes  after  inhalation to take effect.  The inhaled  steroid  fluticasone  (a component of  Advair/Seretide)  has low systemic  absorption  and is perceived to have a better  safety and efficacy  profile than  budesonide,  the steroid used in  AstraZeneca's  Symbicort,  and is the  physician-preferred inhaled steroid in the US. The proprietary  SkyeDry™  formulation  technology employed in Flutiform™,  designed to stabilise the active components and thereby ensure a reproducible  dose even after prolonged  storage,  provides patent protection to 2019. The product will be available in two dose  combinations  with each dose delivering 10 microgrammes of formoterol with either 100 or 250  microgrammes of fluticasone.

Flutiform™  completed  its Phase II trial in asthma in 2005.  The  results  confirmed  that  Flutiform™  behaved  exactly as if the two component  drugs had been taken  separately,  with rapid onset of  bronchodilation  that was  maintained  for 12 hours,  no evidence of drug-drug interactions and no safety concerns.

Following  discussions  with the FDA on the Phase II trial results,  the Phase III trial of Flutiform™  started on schedule in February
2006.  The trial  programme  is on track for  SkyePharma's  target of  regulatory  submission  in the second  half of 2007.  SkyePharma believes that Flutiform™ should reach the US market in 2009.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   May 08, 2006